FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                           For the month of May, 2006

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F  X      Form 40-F
                                   -----             -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

                               Yes        No  X
                                  -----     -----

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

                                      N/A

                       Huaneng Power International, Inc.
                     West Wing, Building C, Tianyin Mansion
                           No. 2C Fuxingmennan Street
                                Xicheng District
                              Beijing, 100031 PRC




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This Form 6-K consists of:

The announcement on the issue of short-term debentures up to RMB5 billion by Huaneng Power International Inc. (the "Registrant"), made by the Registrant in English on May 24, 2006.



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                                   SIGNATURE





         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



                          HUANENG POWER INTERNATIONAL, INC.



                          By /s/ Huang Long
                            ---------------




                          Name:    Huang Long

                          Title:   Vice Chairman



Date:    May 24, 2006


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                               [GRAPHIC OMITTED]

          (a Sino-foreign joint stock limited company incorporated in the People's Republic of China)
                               (Stock Code: 902)

                        OVERSEAS REGULATORY ANNOUNCEMENT
                         ISSUE OF SHORT-TERM DEBENTURES

      This announcement is made by Huaneng Power International, Inc. (the "Company") pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

      It was resolved at the shareholders' meeting of the Company held on 18th January 2006 to issue within the PRC short-term debentures of a principal amount up to RMB5 billion, in either one or multiple tranches.

      The Company has completed the first tranche of the issue of the Company's short-term debenture for year 2006 on 23rd May 2006. The total issuing amount of the first tranche of short-term debenture is RMB500 million, issued in the form with interest, with a maturity period of 365 days. The unit face value is RMB100 and the interest rate is 3.12%.

      China Construction Bank Corporation Limited acts as the lead underwriter to take the lead to form the underwriting syndicate for this tranche of debenture. The debenture will be placed through book-building and will be issued in the PRC interbank debenture market. The proceeds from the issue of the short-term debenture will be used as the Company's working capital so as to meet the Company's operation need, to enhance the improvement of the Company's debt structure and to reduce financing costs.

      The issue of the debenture does not constitute any transaction under Chapter 14 and Chapter 14A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

                                                          By order of the Board
                                                                Huang Long
                                                              Vice Chairman


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As at the date of this announcement, the directors of the Company are:

Li Xiaopeng                             Qian Zhongwei
(Executive Director)                    (Independent non-executive director)
Huang Yongda                            Xia Donglin
(Non-Executive Director)                (Independent non-executive director)
Na Xizhi                                Liu Jipeng
(Executive Director)                    (Independent non-executive director)
Huang Long                              Wu Yusheng
(Executive Director)                    (Independent non-executive director)
Wu Dawei                                Yu Ning
(Non-executive Director)                (Independent non-executive director)
Shan Qunying
(Non-executive Director)
Ding Shida
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)


Beijing, the PRC
24th May 2006